EXHIBIT 99.3

Hydrogenics Corporation

First Quarter 2015
Condensed Interim Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$6,207	$6,572
Restricted cash	2,495	3,228
Trade and other receivables (note 4)	11,839	12,900
Inventories	14,164	14,698
Prepaid expenses	728	747
	35,433	38,145
Non-current assets
Restricted cash	817	621
Investment in joint venture (note 5)	2,134	2,150
Property, plant and equipment	2,085	1,873
Intangible assets	143	157
Goodwill	4,096	4,609
	9,275	9,410
Total assets	$44,708	$47,555

Liabilities
Current Liabilities
Operating borrowings (note 6)	$2,151	$-
Trade and other payables	10,885	13,156
Warranty provisions (note 7)	667	1,392
Deferred revenue	9,490	6,771
	23,193	21,319
Non-current liabilities
Other non-current liabilities	3,229	3,464
Non-current warranty provisions (note 7)	1,457	1,155
Non-current deferred revenue	5,717	6,141
	10,403	10,760
Total liabilities	33,596	32,079
Equity
Share capital	348,268	348,259
Contributed surplus	19,042	18,927
Accumulated other comprehensive loss	(3,169)	(2,108)
Deficit	(353,029)	(349,602)
Total equity	11,112	15,476
Total equity and liabilities	$44,708	$47,555

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31,
 (in thousands of US dollars, except share and per share amounts)
(unaudited)

	2015	2014
Revenues	$7,531	$8,059
Cost of sales	6,378	6,142
Gross profit	1,153	1,917

Operating expenses
Selling, general & administrative expenses	2,579	4,567
Research and product development expenses (note 9)	1,022	916
	3,601	5,483

Loss from operations	(2,448)	(3,566)

Finance income (expenses)
Interest expense, net	(127)	(132)
Foreign currency losses, net(1)	(836)	89
Loss from joint venture (note 5)	(16)	-
Other finance losses, net (note 10)	-	(140)
Finance income (loss), net	(979)	(183)

Loss before income taxes	(3,427)	(3,749)
Income tax expense (note 11)	-	-
Net loss for the period	(3,427)	(3,749)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(1,061)	(5)
Comprehensive loss for the period	$(4,488)	$(3,754)

Net loss per share
Basic and diluted (note 12)	$(0.34)	$(0.41)

(1)	Of which, a gain of $294 (2014 – a gain of $134) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(3,427)	-	(3,427)
Other comprehensive loss	-	-	-	-	(1,061)	(1,061)
Total comprehensive loss	-	-	-	(3,427)	(1,061)	(4,488)
Issuance of common shares on exercise of stock options	1,000	9	(3)	-	-	6
Stock-based compensation expense (note 8)	-	-	118	-	-	118
Balance at March 31, 2015	10,091,325	$348,268	$19,042	$(353,029)	$(3,169)	$11,112

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(3,749)	-	(3,749)
Other comprehensive loss	-	-	-	-	(5)	(5)
Total comprehensive loss	-	-	-	(3,749)	(5)	(3,754)
Issuance of common shares on exercise of warrants	57,144	1,217	-	-	-	1,217
Issuance of common shares on exercise of stock options	13,861	169	(60)	-	-	109
Stock-based compensation expense (note 8)	-	-	136	-	-	136
Balance at March 31, 2014	9,088,622	$334,698	$18,525	$(349,100)	$(254)	$3,869

(1)	Accumulated other comprehensive loss represents currency translation adjustments.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31,
 (in thousands of US dollars)
(Unaudited)

	2015	2014
Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$(3,427)	$(3,749)
(Increase) decrease in restricted cash	537	(253)
Items not affecting cash:
Amortization and depreciation	161	140
Other finance losses, net (note 10)	-	140
Unrealized foreign exchange losses	5	87
Unrealized loss on joint venture (note 5)	16	-
Accreted non-cash interest	121	118
Payment of post-retirement benefit liability	-	(24)
Stock-based compensation (note 8)	118	136
Stock based compensation – RSUs and DSUs (note 8)	(144)	1,561
Net change in non-cash working capital (note 13)	1,249	(1,972)
Cash used in operating activities	(1,364)	(3,816)

Investing activities
Proceeds from disposals	-	9
Purchase of property, plant and equipment	(371)	(306)
Purchase of intangible assets	-	(80)
Cash used in investing activities	(371)	(377)

Financing activities
Repayment of repayable government contributions	-	(50)
Proceeds of operating borrowings (note 6)	2,151	1,722
Common shares issued	6	109
Cash provided by financing activities	2,157	1,781

Effect of exchange rate fluctuations on cash and cash equivalents held	(787)	(68)
Decrease in cash and cash equivalents during the period	(365)	(2,480)
Cash and cash equivalents - Beginning of period	6,572	11,823
Cash and cash equivalents - End of period	$6,207	$9,343

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics Corporation is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

On May 5, 2015, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 2 - Basis of Preparation and significant accounting policies

These unaudited condensed interim consolidated financial statements for the three months ended      March 31, 2015 have been prepared in accordance with IAS 34, “Interim financial reporting.  The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2014 annual consolidated financial statements.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgement and make estimates that affect revenue recognition. IFRS 15 will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. In April 2015, the IASB voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to January 1, 2018. The Company is assessing the new standard to determine its impact on the Company’s condensed interim consolidated financial statements.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 4 - Trade and Other Receivables

	March 31, 2015	December 31, 2014
Trade accounts receivables	$4,619	$4,469
Less: Allowance for doubtful accounts	(128)	(133)
Net trade accounts receivable	4,491	4,336
Accrued receivables	5,198	6,049
Other receivables (including VAT receivables)	2,150	2,515
Total receivables	$11,839	$12,900

Included in accrued receivable is $4,263 relating to unbilled receivables on an uncompleted long term contract.  Management anticipates that $394 of this amount will not be billed within the next 12 months.

Note 5 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market.  The Company has a 49% equity position in Kolon Hydrogenics and shares joint control.  The Board of directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two-thirds.  The Company accounts for this joint venture using the equity method in accordance with IFRS 11 “Joint Arrangements”.

March 31, 2015
Balance January 1, 2015	$2,150
Share in loss of the joint venture	(16)
Investment in joint venture	$2,134

Note 6 – Operating Borrowings

At March 31, 2015, €3,327 or approximately $3,578 was draw as standby letters of credit and bank guarantees and €2,000 or approximately $2,151 was drawn as an operating line against a Belgian credit facility.  At March 31, 2015, the Company had availability of €1,673 or approximately $1,799 (December 31, 2014 - $4,064) under this facility for use only as letters of credit and bank guarantees.

At March 31, 2015 $3,109 was drawn as standby letters of credit and bank guarantees against a Canadian credit facility.  At March 31, 2015, the Company had $1,823 (December 31, 2014 - $1,879) available under this facility for use only as letters of credit and bank guarantees.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 7 - Warranty Provisions

Changes in the Company’s aggregate warranty provision are as follows:

	2015	2014
At January 1,	$2,547	$2,893
Additional provisions	185	648
Utilized during the period	(327)	(434)
Unused amounts reversed	(68)	(41)
Foreign currency translation	(213)	-
Total warranty provision at March 31,	2,124	3,066
Less current portion	(667)	(2,268)
Long-term warranty provision at March 31,	$1,457	$798

Note 8 – Stock-Based Compensation

Under the Company’s previous Stock Option Plan 253,056 stock options were outstanding at March 31, 2015.  No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), 284,168 have been granted as stock options and 199,772 have been granted as PSUs and were outstanding at March 31, 2015.  The Company has 176,624 units available for issue under this plan at March 31, 2015.

Stock Options

A summary of the Company’s stock option plan for the three months ended March 31, 2015 and 2014 is as follows:

	2015		2014
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	481,403	$6.99	503,907	$8.63
Granted	56,821	16.14	-	-
Exercised	(1,000)	8.49	(13,861)	8.74
Expired	-	-	(296)	89.50
Outstanding, end of period	537,224	$7.96	489,750	$8.58

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

During the three months ended March 31, 2015, 56,821 stock options were granted with a weighted average aggregate fair value of C$527.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.  The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	1.39%
Expected volatility (%)	69%
Expected life in years	5
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the three months ended March 31, 2015, related to stock options was $53 (2014 - $94) and was included in selling, general and administrative expenses.

Performance Share Units

During the three months ended March 31, 2015, 32,670 PSUs were granted with a fair value of C$527 (2014 – 37,827 units).

A summary of the Company’s PSU activity is as follows:

	2015	2014
Balance at January 1,	192,320	154,493
Forfeited	(25,218)	-
PSUs granted	32,670	37,827
At March 31,	199,772	192,320

Stock-based compensation expense for the three months ended March 31, 2015, related to PSUs was $65 (2014 - $42), with an offsetting increase to contributed surplus.

Deferred Share Units

The Company has a deferred share unit plan for non employee directors, who are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash.  Each DSU is equivalent in value to a common share of the Company.  The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expense.

A summary of the Company’s DSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	87,850	$1,168	131,320	$2,521
DSU redemptions	-	-	(49,442)	(1,472)
DSU compensation expense	2,182	25	964	26
DSU fair value adjustments	-	(169)	-	1,177
At March 31,	90,032	$1,024	82,842	$2,252

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

For the period ended March 31, 2015, the Company recognized $25 (2014 - $26) as expense for the issue of new DSUs and a recovery of $169 (2014 – expense of $1,177) for the mark-to-market adjustment on the liability.

The DSU liability at March 31, 2015 of $1,024 (2014 - $2,252) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units (“RSUs”)

The RSU liability at March 31, 2015 was nil (2014 - $1,019) as all outstanding units had vested and were paid out at December 31, 2014.

A summary of the Company’s RSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	-	-	46,885	$660
RSU amortization expense	-	-	-	84
RSU fair value adjustments	-	-	-	275
At March 31,	-	$-	46,885	$1,019

Note 9 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2015 and 2014, research and product development expenses and program funding are as follows:

Three months ended March 31,	2015	2014
Research and product development expenses	$1,676	$1,569
Government research and product development funding	(654)	(653)
Total	$1,022	$916

Note 10 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended March 31,	2015	2014
Loss from change in fair value of exercised warrants	$-	$(140)
Total	$-	$(140)

Note 11 - Income Taxes

The Company had net losses for the periods ended March 31, 2015 and 2014 and income tax expense was nil for each of these years.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 12 - Net Loss Per Share

The loss per share for the periods ended March 31, 2015 and 2014 were as follows:

	2015	2014
Net loss	$(3,427)	$(3,749)
Weighted average number of shares outstanding – basic and diluted	10,090,481	9,073,527
Net loss per share – basic and diluted	$(0.34)	$(0.41)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 13 - Condensed Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

March 31,	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$1,092	$(2,801)
Inventories	534	(3,814)
Prepaid expenses	19	(351)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(2,691)	2,511
Deferred revenue	2,295	2,483
Total	$1,249	$(1,972)

Note 14 – Commitments and Contingencies

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario.  It is anticipated that the unit will be put into service in 2016, at which time the service commencement period will begin and will last for a period of 36 months.  Hydrogenics will receive a total of C$2,950, paid in equal monthly installments in return for IESO’s use of the energy storage solution over the three year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on March 31, 2020, and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project.  The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan.  The project completion date is expected to be December 31, 2016.

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyser and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications.  The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At March 31, 2015, the Company has accumulated costs in building the unit of $413 which have been classified as property, plant and equipment.  The Company has received funding of $118 under the IDF loan, and has accrued in the first quarter of 2015 an additional $46 of funding to be received.  The funding amounts have been recorded as a reduction to property, plant and equipment.

Note 15 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of a senior officer who is also a director of the Company.  During 2015, Hydrogenics made purchases of $9 (2014 - $35) from this related company.  At March 31, 2015, the Company had an accounts payable balance due to this related party of $2 (2014 - $8).

At March 31, 2015 the Company had a receivable of $935 owing from its joint venture Kolon Hydrogenics, which is included in accrued accounts receivable.  Refer to note 4.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 16 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company.  Where applicable, corporate and other activities are reported separately as Corporate and Other.  OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2015 and 2014 was as follows:

Three months ended March 31, 2015	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$3,335	$4,196	$-	$7,531
Gross profit	277	876	-	1,153
Selling, general and administrative expenses	635	920	1,024	2,579
Research and product development expenses	424	579	19	1,022
Segment loss	(782)	(623)	(1,043)	(2,448)
Interest expense, net	-	-	(127)	(127)
Foreign currency losses, net	-	-	(836)	(836)
Loss in joint venture	-	-	(16)	(16)
Loss before income taxes	$(782)	$(623)	$(2,022)	$(3,427)

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Three months ended March 31, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$5,963	$2,096	$-	$8,059
Gross profit	767	1,150	-	1,917
Selling, general and administrative expenses	841	1,055	2,671	4,567
Research and product development expenses	382	532	2	916
Segment loss	(456)	(437)	(2,673)	(3,566)
Interest expense, net	-	-	(132)	(132)
Foreign currency gains, net	-	-	89	89
Other finance losses, net	-	-	(140)	(140)
Loss before income taxes	$(456)	$(437)	$(2,856)	$(3,749)

Balance sheet information by reportable segment at March 31, 2015 and 2014 was as follows:

At March 31, 2015	On-Site Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$4,732	$136	$4,651	$9,519
Trade and other receivables	4,183	7,656	-	11,839
Inventories	8,079	6,085	-	14,164
Investment in joint venture	-	-	2,134	2,134
Property, plant and equipment	417	1,668	-	2,085
Goodwill and intangibles	4,116	-	123	4,239
Prepaid expenses	285	364	79	728
Total Assets	$21,812	$15,909	$6,987	$44,708
Current liabilities	$13,133	$8,254	$1,806	$23,193
Non-current liabilities	1,414	8,723	266	10,403
Total Liabilities	$14,547	$16,977	$2,072	$33,596

At March 31, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$8,658	$831	$2,131	$11,620
Trade and other receivables	4,207	3,998	-	8,205
Inventories	9,950	6,685	-	16,635
Property, plant and equipment	653	1,185	-	1,838
Goodwill and intangibles	5,250	-	167	5,417
Prepaid expenses	498	742	90	1,330
Total Assets	$29,216	$13,441	$2,388	$45,045
Current liabilities	16,993	8,750	4,656	30,399
Non-current liabilities	1,528	9,249	-	10,777
Total Liabilities	$18,521	$17,999	$4,656	$41,176

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 17 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the balance sheets and the market rates of interest is insignificant. The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2015.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	March 31, 2015	December 31, 2014
Cash and cash equivalents	$6,207	$6,572
Restricted cash	2,495	3,228
Restricted cash – non current	817	621
Trade and other receivables	11,839	12,900
Loans and receivables	$21,358	$23,321
Trade and other payables	$10,885	$13,156
Operating borrowings	2,151	-
Long-term debt	2,777	2,922
Non-current repayable government contributions	267	334
Post-retirement benefit liabilities	185	208
Other financial liabilities	$16,265	$16,620

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 18 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.  The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company considers its capital employed as shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	March 31, 2015	December 31, 2014
Shareholders’ equity	$11,112	$15,476
Operating borrowings	2,151	-
Long term debt and repayable government contributions	3,301	3,475
Total	16,564	18,951
Less cash and cash equivalents and restricted cash	9,519	10,421
Total Capital Employed	$7,045	$8,530

2015 Q1 Condensed Interim Consolidated Financial Statements	Page 15